Exhibit 2.1

Asset Purchase Agreement

This Asset Purchase Agreement (the “Agreement”) is made and entered into this 14th day of January, 2009, by and between PQH Wireless, Inc., a Nebraska corporation (“Buyer”), Dean Salem (“Salem”) and VZ Wireless, LLC, a Wisconsin limited liability company (“Seller” and collectively referred to with Salem as the “Selling Parties”).

BACKGROUND

A. Seller owns various items of personal property used in the operation of a cellular phone business operated at the locations specified on the Leased Real Property Schedule, attached hereto as Schedule A.1 (the “Business”).

B. Seller is willing to sell, assign and transfer to Buyer and Buyer desires to purchase the Purchased Assets, as hereinafter defined, and subject to all the terms and conditions set forth in this Agreement; and Buyer has previously delivered an advance payment of the Purchase Price (as defined below) in the amount of $100,000 (the “Advance Payment”).

C. Seller desires to assign to Buyer, and Buyer desires to assume from Seller, the Assumed Contracts, including the leases (the “Leases”) for the locations set forth on the Leased Real Property Schedule (collectively, the “Premises”).

AGREEMENT

Now, Therefore, in consideration of the foregoing facts and premises hereby made a part of this Agreement, and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS

1.1 Sale and Purchase of Assets.  On the terms and subject to the conditions of this Agreement, at the Closing (as hereinafter defined) Seller shall sell, assign, transfer, convey and deliver to Buyer, free and clear of all liens, encumbrances, pledges, charges or adverse claims of any kind or character, other than Permitted Encumbrances (collectively, “Encumbrances”), and Buyer shall purchase from Seller, all of the personal property and trade fixtures located upon or used in the operation of the Business, including without limitation the personal property and fixtures hereinafter described (collectively, the “Purchased Assets”):

(a) all of the items of furniture, trade fixtures, removable leasehold improvements and equipment used in connection with the Business;

(b) all of Seller’s inventory of accessories associated with Cricket Communications, Inc. (“Cricket”), existing at the Premises on the Closing Date (other than the Phone Inventory, as defined below);

(c) all of the Seller’s signs used in connection with the Business;

(d) the cash registers/computers used in connection with the Business located at the Premises, and all software relating to the operation of the Business, including without limitation software relating or pertaining to the accounting system used in the Business located at the Premises (other than the TeleTracker POS system, as described below);

(e) all of Seller’s rights against its suppliers with respect to express or implied warranties made in the sale to Seller of assets comprising any part of the Purchased Assets;

(f) all of Seller’s books, records, files and papers relating to the conduct of the Business located at the Premises at any time prior to the Closing, other than Seller’s corporate minute book and related corporate records;

(g) to the extent transferable, all permits, authorizations and licenses used by Seller in the conduct of the Business;

(h) all contracts and agreements, whether oral or written, used by Seller in the conduct of the Business that are set forth on Assumed Contracts Schedule, attached hereto as Schedule 1.1(h) (all of such contracts and agreements, being hereinafter collectively referred to as the “Assumed Contracts”);

(i) any and all goodwill associated with the Business and the Purchased Assets; and

(j) any and all other properties, assets and rights of Seller which are used in the Business at the Premises and not expressly listed or referred to in Section 1.2.

1.2 Excluded Assets. The following properties, assets and rights (collectively, the “Excluded Assets”) are expressly excluded from the purchase and sale contemplated hereby and, as such, are  not be transferred to Buyer and shall not be included within the definition of Purchased Assets:  (a) all cash, including but not limited to petty cash, money-market, checking, savings and similar type accounts, and cash equivalents of Seller as of the Closing Date, and all of Seller’s accounts and notes receivable as of the Closing Date; (b) all of Seller’s rights under the contracts and agreements not used in the conduct of the Business or not included on Schedule 1.1(h); (c) all of Seller’s right, title and interest in and to those items described on Schedule 1.2; (d) the online based TeleTracker POS system sales tracker system (it being understood that Buyer will apply for its own license to use said software); (e) wherever located, warehoused inventories and inventories of handset telephones as used in the Business (the “Phone Inventory”); (e)  all intercompany receivables, intercompany contracts, and all rebates due from Cricket for sales and contract entered into prior to the Closing Date (it being understood that Buyer will enter into a new contract with Cricket for the Premises); (f) all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries; (g) all leased computer equipment including in-store processors, direct access storage devices (DASDs), electronic funds transfer devices, and store manager PCs/NCs; (h) all software, including all store systems software and back office software owned or licensed to Seller, including without limitation, software for self checkout and point of sale controllers and registers; and (i) all trade names of Seller used in the Business.

1.3 Purchase Price and Allocation.  The purchase price (the “Purchase Price”) payable by Buyer to Seller for the Purchased Assets will be One Million Eight Hundred Twenty-Eight Thousand and No/100 Dollars ($1,828,000.00).  Buyer will pay to Seller the Purchase Price (less the Advance Payment) by wire transfer in accordance with written instructions given by Seller to Buyer not less than two (2) Business Days prior to the Closing Date.  The fair market value of the Purchased Assets and the allocation of the Purchase Price among the Purchased Assets for purposes of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), shall be as set forth in Schedule 1.3 attached hereto (the “Allocation”). The Allocation shall be binding upon Buyer and Seller, and Buyer and Seller each agree to report the sale and purchase of the Purchased Assets for all federal, state and local tax purposes in a manner consistent with the Allocation and to file or cause to be filed any and all forms required to properly report the Allocation in a timely fashion.

1.4 Liabilities.

1.4.1           Assumed Liabilities.  Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the Closing, to assume only the following Liabilities related to the Premises (collectively, the “Assumed Liabilities”):

i.           except as provided in Section 1.4.2, all liabilities for any actions commenced, or any claims made, relating to the ownership of the Purchased Assets after the Closing Date;

ii.           all liabilities arising under any Assumed Contracts relating to the existence or performance of such contracts after the Closing Date, and all liabilities arising under each of the post-closing Assumed Contracts (i.e., contracts entered into after the Closing) after, in each case, the time such post-closing Assumed Contract was assigned or assumed by Buyer; and

iii.           except as provided in Section 1.4.2, all other liabilities arising after the Closing relating to the physical condition of the Purchased Assets as of the Closing.

1.4.2           Retained Liabilities.  Notwithstanding any other provision in this Agreement, Selling Parties shall retain and be responsible for the following (collectively, the “Retained Liabilities”):

i.           all liabilities related to the ownership or operation of the Business prior to the Closing; and

ii.           all liabilities for taxes of Seller or taxes related to, imposed on, or arising from the Premises, Business, or the Purchased Assets for any taxable period (or portion thereof) on or prior to the Closing, except for (a) taxes attributable to actions taken or failures to act after the Closing by Buyer, any of its affiliates or any transferee of Buyer or any of its affiliates (other than any such action expressly required or otherwise expressly contemplated by this Agreement or with the written consent of Seller); or (b) real and personal property taxes for the calendar year of the Closing attributable to the portion of the year during which the respective real or personal property of the Premises is owned by Buyer, its affiliates or any transferee of Buyer or its affiliates.

1.5 Permitted Encumbrances. As used in this Agreement, “Permitted Encumbrances” shall mean: (i) real estate taxes and assessments and other governmental fees and charges levied or imposed on, or assessed with respect to, any real property, all or any portion of which comprises the Premises, which taxes, assessments, fees or charges are (A) not due and payable as of the Closing Date, or (B) are being contested in good faith and, in either case, for which taxes, assessments, fees and charges appropriate reserves have been established in accordance with GAAP; (ii) zoning codes or ordinances, building codes and other laws, regulations, ordinances, decrees or orders regulating the use or occupancy of any Premises that are not violated by the current use or occupancy of such Premises; and (iii) easements, restrictions, covenants and conditions affecting the title to the Premises that do not and shall not materially impair conduct of Business at the Premises.

ARTICLE II
CLOSING

2.1 Time and Place of Closing.  The closing (the “Closing”) shall be conducted by facsimile and electronic transmission on the second (2nd) business day following the Buyer entering into a dealer agreement with Cricket and the satisfaction or waiver of any other conditions precedent specified in Article VI, but in no event later than January 14, 2009 (“Closing Date”).   For purposes of this Agreement, the Closing shall be deemed to occur and be effective as of 11:59 P.M., Eastern Daylight Time, on the Closing Date.

2.2 Seller’s Deliveries.  At the Closing:  (a) Seller will assign, convey and transfer to Buyer the Purchased Assets by delivering a Bill of Sale in the form attached hereto as Exhibit A (the “Bill of Sale”), and any other instruments of transfer as shall be deemed necessary by Buyer to vest in Buyer the title to the Purchased Assets; (b) Seller will deliver possession of the Purchased Assets to Buyer; (c) the Closing certificate contemplated in Section 6.1(g) below; and (d) Seller shall deliver to Buyer certified copies of resolutions of Seller’s members and managers authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

2.3 Buyer’s Deliveries.  At the Closing:  (a) Buyer shall deliver payment of the Purchase Price as provided in Section 1.3; (b) Buyer shall deliver the Closing certificate contemplated in Section 6.2(c) below; (c) Buyer shall deliver to Seller the Bill of Sale; (d)  Buyer shall deliver to Seller certified copies of resolutions of Buyer’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

The Selling Parties hereby jointly and severally represent and warrant to Buyer as follows, which representations and warranties shall survive the closing for a period of 14 months after the Closing Date.  Any suit alleging a breach of the representations and warranties shall be filed within 14 months after the Closing Date.

3.1 Organization and Good Standing.  Seller is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.  Seller has the requisite power to own, operate, use and/or lease the Purchased Assets, as applicable, and to conduct the Business as presently being conducted, other than authorizations, licenses and permits that would not have a Material Adverse Effect (as defined below).  Seller is qualified or otherwise authorized to transact business in each jurisdiction in which the nature of the Business requires such qualification.

3.2 Authority; Binding Obligation.  Seller has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.  Seller’s execution and delivery of this Agreement, and performance of its covenants and agreements hereunder, have been duly authorized by all necessary corporate action of Seller.  This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller and is enforceable against them in accordance with its terms.

3.3 Financial Statements.  Seller has previously provided Buyer with a balance sheet, income statement and statement of cash flows of Seller at December 31, 2007 (such statements shall be collectively referred to herein as the “Financial Statements”).   The Financial Statements:  (a) have been prepared from Seller’s books and records; (b) have been prepared in accordance with generally accepted accounting principals consistently applied throughout the periods indicated, except as otherwise described in the Financial Statements or the notes thereto; and (c) fairly present the financial condition of the Seller as of the date thereof and, as applicable, the results of the operations and cash flows of the Seller for the periods referred to therein.

3.4 No Conflict.

(a) Neither the execution and delivery of this Agreement or any of the documents contemplated hereby (the “Ancillary Documents”), nor the consummation or performance of any of the transactions contemplated by this Agreement or such Ancillary Documents (such transactions being collectively referred to hereinafter as the “Contemplated Transactions”) will directly or indirectly (with or without notice or lapse of time):  (i) contravene, conflict with or result in a violation of or default under any provision of Seller’s articles or certificate of incorporation or bylaws, or any resolution adopted by the board of directors or shareholders of Seller; (ii) contravene, conflict with or result in a violation of or default under, or give any Governmental Body (as defined below) or other Person (as defined below) the right to challenge any of the Contemplated Transactions or exercise any remedy or obtain any relief under, any federal, state or local law, regulation, ordinance or administrative order or any judgment or decree to which Seller, the Business and/or the Purchased Assets are subject; (iii) contravene, conflict with or result in a violation or breach of or default under any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any contract or other arrangement to which Seller is a party or by which Seller is bound; or (iv) result in the creation of any Encumbrance of any kind or nature upon any of the Purchased Assets.  Seller is not required to give any notice to or obtain any consent from any Person in order for Seller to consummate the Contemplated Transactions, except for consents required for the assignment of the Leases.

(b) For purposes of this Agreement, the definitions set forth below shall apply.

(i) The term “Governmental Body” means any (A) nation, state, city, town, village, district or other jurisdiction of any nature; (B) federal, state, provincial, local, municipal, foreign or other government; (C) governmental or quasi-governmental agency, branch, department, official or entity and any court or other tribunal; (D) multi-national organization or body; or (E) any other body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

(ii) The term “Person” means any individual, partnership, corporation, limited liability company, association, joint-stock company, trust, joint venture, unincorporated organization or association or a Governmental Body (or any department, agency or political subdivision thereof).

3.5 Title, Sufficiency and Condition of Assets.  Seller has good and marketable title to each asset constituting the Purchased Assets, free and clear of any Encumbrances, except for Permitted Encumbrances.  On the Closing Date, Seller will transfer to Buyer good and marketable title to the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances.  To the best of Seller’s knowledge and without independent inquiry, the Purchased Assets are in a condition and repair, ordinary wear and tear excepted, to be usable in the ordinary course of business.  To Seller’s knowledge and without independent inquiry, there are no material defects in the Purchased Assets.

3.6 Personal Property Leases.  The Purchased Assets do not include any leases relating to any item of tangible personal property leased by Seller for use in the operation of the Business.

3.7 Real Property Leases.  The Business uses only those leases relating to real estate (locations) as set forth on Schedule A.1 (the “Leases”), and such Leases are valid, not in material default by Seller (or landlord) and are enforceable in accordance with their terms.  Seller has provided Buyer with true and correct copies of all Leases and no Lease requires any consent to or for any assignment which Seller either has not already delivered to Buyer or which Seller will not deliver to Buyer by no later than One Hundred Twenty (120) days after the Closing Date.  Buyer shall fully cooperate with Seller in obtaining landlord’s consent to said assignments, including but not limited to furnishing any information that landlords may request.  Upon assignment of the Leases, Buyer will owe no amounts to any landlord under any Lease relating to the leasing of any Premises prior to the Closing Date.

3.8 Intellectual Property.  The Intellectual Property includes all intellectual property owned by Seller and used exclusively in the Business that is, individually or in the aggregate, material to the Business.  With respect to the Intellectual Property:  (a) no interference actions or other judicial or adversary proceedings, or other disputes, concerning such intellectual property are outstanding or pending and, to Seller’s knowledge, no such action or proceeding is threatened; and (b) Seller has the right and authority to use such intellectual property in connection with the conduct of the Business in the manner presently conducted and has not received notice that such use conflicts with, infringes upon or violates any rights of any other person, firm or corporation.

3.9 Litigation.  Except as set forth on Schedule 3.9, there are no legal actions, suits, arbitrations or other legal, administrative or governmental proceedings or investigations (any of the foregoing are a “Proceeding”) pending or, to the knowledge of Seller, threatened against Seller, the Business or the Purchased Assets, and neither Seller nor any director, shareholder, officer or manager of Seller is aware of any facts reasonably expected to result in or form the basis for any such Proceeding.

3.10 Court Orders, Decrees and Laws.  To the knowledge of Seller, Seller has not violated or failed to comply, in all material respects, with any statute, law, ordinance or regulation of any Governmental Body in the conduct of the Business which could, individually or in the aggregate,  reasonably be expected to have a Material Adverse Effect.  To the knowledge of Seller  Seller has not received notice of any violation of any applicable law, order, regulation or requirement relating to the Purchased Assets or the Business.  Seller is not in default with respect to any judgment, order or decree of any court or any Governmental Body.

3.11 Consents.  Except as otherwise set forth on Schedule 3.11, there are no consents, approvals or other authorizations of, orders or notifications of, registrations, declarations or filings with, any Person pursuant to the Assumed Contracts, which are required in connection with the valid execution, delivery or performance of this Agreement by Seller and the consummation by Seller of the Contemplated Transactions.

3.12 Taxes.  Seller has filed and will timely file all federal, state, local and other tax returns required to be filed by Seller.  Seller has paid and will pay prior to delinquency all taxes, interest, penalties, governmental charges, duties, fees and fines imposed by the United States, foreign countries, states, counties, municipalities, and subdivisions, and by all other governmental entities or taxing authorities, the nonpayment of which would result in any Encumbrance on any of Seller’ assets, other than real and personal property taxes for the calendar year of the Closing attributable to the portion of the year that the respective real or personal property of the Purchased Assets and the Premises, which shall be apportioned between Seller and Buyer.  There are no suits, actions, claims, investigations, inquiries or proceedings threatened or pending against Seller with respect to taxes, interest, penalties, governmental charges, duties or fines, nor are any such matters under discussion with any governmental authority, nor have any claims for additional taxes, interest, penalties, charges, fines, fees or duties been received by or assessed against Seller.

3.13 Labor and Employment Matters.  Seller has complied in all material respects with all applicable laws, rules and regulations relating to the employment of the employees of the Business, including but not limited to those relating to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by appropriate governmental authorities.  During the three-year period preceding the date of this Agreement, no unfair labor practice charge or complaint of unfair labor practice has been brought or threatened against Seller with respect to any employees or former employees of the Business or any labor organization with respect to the Business before any federal, state or local agency; and no complaint of such unfair labor practices has been issued, no work stoppage affecting the Seller’s operation of the Business has been brought or threatened, and no grievance has been brought.  All accrued obligations of Seller, whether arising by operation of law, contract or past custom, for unemployment-compensation benefits, pension benefits, salaries, bonuses, sick leave, severance, vacation, worker-compensation claims and other forms of compensation payable to the employees or former employees of the Business, or to trusts or other funds or to any governmental agency, in respect of the services rendered by any such individuals prior to the date hereof, have been paid or will be paid prior to the Closing Date.  No trade union, council of trade unions, affiliated bargaining agency, employee-bargaining agency or labor organization has bargaining rights for any of employees of the Business pursuant to the provisions of all applicable laws, rules or regulations relating to the employment of labor.

3.14 Employee Benefit Matters.  Seller has no employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, including without limitation any group insurance and self insured health plan, severance-pay plan, non qualified deferred-compensation plan or retirement plans, maintained or contributed to by Seller for its employees engaged in the operation of the Business, former employees of the Business or dependents and beneficiaries of such employees or former employees.

3.15 Assumed Contracts.  Seller has delivered to Buyer true and complete copies of the Assumed Contracts, including all amendments, supplements and modifications thereof.  Seller has performed, in all material respects, all obligations required to be performed by it in connection with the Assumed Contracts and is not in receipt of any claim of default under any Assumed Contract; Seller has no present expectation or intention of not fully performing any material obligation pursuant to any Assumed Contract, and has no knowledge of a breach or anticipated breach, in any material respect, by any other party to any Assumed Contract.

3.16 Brokers.  No broker, finder or similar agent has been employed by or on behalf of any Seller in connection with the Contemplated Transactions, and no person with whom Seller have had any dealings is entitled to a commission or other compensation as a result of the consummation thereof.

3.17 Disclaimer.  Buyer and its representatives and agent have had and have exercised, prior to the date hereof, the right to make all inspections and investigations of the Premises and the Purchased Assets deemed necessary or desirable by Buyer.  Buyer is purchasing the Purchased Assets based solely on the results of its inspections and investigations and on the representations and warranties of Seller expressly set forth in this Agreement. In light of these inspections and investigations and the representations and warranties made to Buyer by Seller in this Section, Buyer is relinquishing any right to any claim based on any representations and warranties, other than those specifically included in this Article 3 and claims based on fraud or willful misconduct.  Any claims Buyer may have for breach of representation or warranty shall be based solely on the representations and warranties of Seller set forth in this Article.   All implied warranties of habitability, merchantability and fitness for any particular purpose, and all other implied warranties arising under the Uniform Commercial Code (or similar foreign laws), are hereby waived by Buyer.  Buyer further represents that neither Seller nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Premises, or any of the Purchased Assets that is not expressly set forth in this Agreement, and neither Seller nor any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or its representatives or agents (except to the extent such actions involved fraud or willful misconduct), or Buyer’s use of, any such information or any other documents or information provided to Buyer or its representatives or agents in connection with the sale of the Premises.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows, which representations and warranties shall survive the closing for a period of 14 months after the Closing Date.  Any suit alleging a breach of the representations and warranties shall be filed within 14 months after the Closing Date:

4.1 Organization and Good Standing.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nebraska.  Buyer has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.

4.2 Authority; Binding Obligation.  Buyer has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. Buyer’s execution and delivery of this Agreement and performance of its obligations hereunder, have been duly authorized by all necessary corporate action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

4.3 Court Orders, Decrees and Laws.  To Buyer’s knowledge, Buyer has not violated or failed to comply with any statute, law, ordinance or regulation of any Governmental Body in the conduct of Buyer’s business which could, individually or in the aggregate, adversely affect Buyer’s ability to perform its obligations under this Agreement.  Buyer is not in default with respect to any judgment, order or decree of any court or any Governmental Body which could, individually or in the aggregate, adversely affect Buyer’s ability to perform its obligations under this Agreement.

4.4 No Conflict.  Neither the execution and delivery of this Agreement or any of the  Ancillary Documents, nor the consummation or performance of the Contemplated Transactions will directly or indirectly (with or without notice or lapse of time):  (i) contravene, conflict with or result in a violation of or default under any provision of Buyer’s articles or certificate of incorporation or bylaws, or any resolution adopted by the board of directors or shareholders of Buyer; (ii) contravene, conflict with or result in a violation of or default under, or give any Governmental Body  or other Person the right to challenge any of the Contemplated Transactions or exercise any remedy or obtain any relief under, any federal, state or local law, regulation, ordinance or administrative order or any judgment or decree to which Buyer is subject; (iii) contravene, conflict with or result in a violation or breach of or default under any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any contract or other arrangement to which Buyer is a party or by which Buyer is bound.  Buyer is not required to give any notice to or obtain any consent from any Person in order for Buyer to consummate the Contemplated Transactions.

4.5 Consents.  There are no consents, approvals or other authorizations of, orders or notifications of, registrations, declarations or filings with, any Person, which are required in connection with the valid execution, delivery or performance of this Agreement by Buyer and the consummation by Buyer of the Contemplated Transactions.

4.6  Brokers.  No broker, finder or similar agent has been employed by or on behalf of any Buyer in connection with the Contemplated Transactions, and no person with whom Buyer have had any dealings is entitled to a commission or other compensation as a result of the consummation thereof..

4.7 Financial Capability.  Buyer has funds sufficient to pay the Purchase Price to be paid by it under the terms of this Agreement.

ARTICLE V
COVENANTS

5.1 Access to Purchased Assets.  Subject to Buyer’s prior notification and coordination with Seller, between the date of this Agreement and the Closing, Seller shall allow Buyer reasonable access during normal business hours to the locations at which the Business is conducted and such examination of the books, contracts and records of Seller relating to the ownership of the Purchased Assets and the operation of the Business, so long as such access does not unreasonably interfere with the business operations of Seller.  Further, no investigation pursuant to this Section 5.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated by this Agreement.

5.2 Efforts to Consummate.  Subject to the terms and conditions of this Agreement, each of the parties shall use such party’s commercially reasonable best efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as reasonably practicable, the Contemplated Transactions, including without limitation the obtaining of all consents, authorizations, orders and approvals of any third party, whether private or governmental, required in connection with such party’s performance of such transactions, and each of the parties hereto shall cooperate with the others with respect to the foregoing.

5.3 Conduct of Business. Between the date hereof and the Closing Date, Seller shall, except as otherwise specifically consented to in writing by Buyer, conduct the operations of the Business in the manner required to make the representations and warranties set forth in Article III true and correct as of the Closing Date.

5.4 Notification of Certain Matters.  Seller shall give prompt written notice to Buyer of (a) the occurrence or failure to occur of any event which would be likely to cause a Material Adverse Effect, (b) any material claims, actions, proceedings or investigations commenced or, to Seller’s knowledge, threatened, involving or affecting the Business or any of the Purchased Assets and which would be likely to cause a Material Adverse Effect, and (iii) any material adverse change in the condition (financial or otherwise), properties, assets, or liabilities of the Business, which taken as a whole, so far as reasonably can be foreseen at the time of its occurrence, would be likely to cause a Material Adverse Effect.

5.5 Non-Competition and Non-Solicitation.

(a) During the Restricted Period (as defined below), each of the Selling Parties will not, without Buyer’s prior written consent (which may be withheld with or without reason), directly or indirectly, for themselves, together or on behalf of any other Person, engage or be interested in, directly or indirectly, the Restricted Business (as defined below), as a partner, investor, shareholder, principal, agent, officer, director, employee, technical advisor, lender, trustee, beneficiary or otherwise, anywhere within the Restricted Territory (as defined below).

(b) As used in this Agreement, the following definitions shall apply:

(i) “Restricted Business” means the business of selling Cricket wireless products or services or otherwise competing pre-paid products or services.

(ii) “Restricted Period” means the period commencing on the Closing Date and ending on the third anniversary of the Closing Date; provided, however, that if any Selling Party violates the restrictive covenants contained in this Section, the Restricted Period shall be extended for a period of time equal to the duration of the period of such violation.

(iii) “Restricted Territory” means the territory encompassed within the 50-mile radius of the Premises located in the City of St. Louis, Missouri and the City of Kansas City, Missouri.

(iv) The term “engage or be interested, directly or indirectly” shall include but not be limited to rendering advice or technical or financial assistance by loan, guarantees, stock transactions, or in any other manner, to any Person engaging or about to engage in the Restricted Business within the Restricted Territory, but shall not by itself include the Selling Parties’ ownership of one percent or less of the outstanding stock of any corporation whose shares are traded on a national securities exchange or automated quotation system, or Seller’s ownership of real estate that is leased to a business that sells Cricket wireless products and services.

(c) Each of the Selling Parties agrees that for a period of one year from and after the Closing Date, without Buyer’s prior written consent (which may be withheld with or without reason), the Selling Parties shall not, directly or indirectly, acting alone or together with or on behalf of or through any other Person (i) hire as employee, consultant or other independent contractor, (ii) enter into any other business relationship (including without limitation as partners, joint venturers, guarantors, business associates, investors, financiers, lenders, owners of a corporation or other business organization, entity or enterprise) with or (iii) request, induce, advise or encourage a termination of employment by, any employee of Seller on the Closing Date who, as of the Closing Date, continues as an employee of Buyer.

(d) Because the breach or anticipated breach of the restrictive covenants set forth in this Section could result in immediate and irreparable harm and injury to Buyer, for which it will not have an adequate remedy at law, each of the Selling Parties agrees that Buyer shall be entitled to relief in equity to enjoin temporarily or permanently such breach or anticipated breach and to seek any and all other legal and equitable remedies to which Buyer may be entitled.  In the event that the foregoing restrictive covenants are considered by a court of competent jurisdiction or arbitrator to be excessive in its duration or scope, it shall be considered modified and valid for such duration and for such business and area as such court or arbitrator may determine reasonable under the circumstances.

5.6 Lease Consents.  Salem will deliver to Buyer, on or prior to the 120th day after the Closing Date, written consents from each of the landlords who are parties to the Leases.

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS

6.1 Conditions Precedent to Obligations of Buyer.  All obligations of Buyer under this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions, which conditions may be waived only by Buyer in writing:

(a) The representations and warranties of Seller herein contained, which are not qualified as to materiality, shall be true and correct as of the date hereof and shall continue to be true and correct as of the Closing with the same force and effect as though made as of the Closing.

(b) Seller shall have performed or complied, in all material respects, with all the obligations, agreements and covenants herein contained to be performed by Seller prior to or as of the Closing.

(c) Intentionally Deleted.

(d) Intentionally Deleted.

(e) Buyer shall have obtained all licenses, permits and approvals from governmental and quasi-governmental authorities necessary to operate the Business.

(f) Seller shall have obtained releases of all Encumbrances of whatever nature relating to the Purchased Assets (other than the Permitted Encumbrances).

(g) Seller shall have delivered to Buyer a certificate of an officer of Seller certifying to the satisfaction of the conditions set forth in paragraphs (a) and (b) above.

6.2 Conditions Precedent to Obligations of Seller.  All obligations of Seller under this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions, which conditions may be waived only by Seller:

(a) The representations and warranties of Buyer herein contained shall be true and correct as of the date hereof and shall continue to be true and correct as of the Closing with the same force and effect as though made as of the Closing.

(b) Buyer shall have performed or complied with all the obligations, agreements and covenants herein contained to be performed by Buyer prior to or as of the Closing.

(c) Buyer shall have delivered to Seller a certificate of an officer of Buyer , dated the date of Closing, certifying that the conditions specified in paragraphs (a) and (b) above, inclusively, have been fully satisfied.

ARTICLE VII
INDEMNIFICATION

7.1 Indemnification of Buyer.  The Selling Parties shall jointly and severally indemnify and hold harmless Buyer and its directors, officers, shareholders, employees, representatives, agents, heirs and assigns (collectively, the “Buyer Parties”) from any and all damages, liabilities, losses, taxes, fines, penalties, costs and expenses of any kind or nature whatsoever, including without limitation reasonable fees of counsel, whether arising out of direct or third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing (collectively, “Damages”), which may be sustained or suffered by any of the Buyer Parties resulting from:  (a) any breach of the Selling Parties’ representations or warranties, or covenants or agreements contained in this Agreement; (b) the ownership and use of the Purchased Assets and operation of the Business prior to Closing; and (c) any liabilities and obligations of Seller of any nature whatsoever.

7.2 Indemnification of Seller.  Buyer shall indemnify and hold harmless Seller and its directors, officers, shareholders, employees, representatives, agents, heirs and assigns (collectively, the “Indemnified Seller Parties”) from any and all Damages, which may be sustained or suffered by any of the Indemnified Seller Parties resulting from:  (a) any breach of Buyer’s representations or warranties, or covenants or agreements contained in this Agreement; (b) the ownership and use of the Purchased Assets and operation of the Business after Closing; and (c) any liabilities and obligations of Buyer of any nature whatsoever.

7.3 Third-Party Claims.  In the event that any third-party claim or claims arise for which indemnification may be provided under this Agreement, the parties entitled to indemnification shall promptly deliver to the indemnifying party the original or a true copy of any written demand or statement of claim delivered to the indemnified party or any summons or process issued in any proceeding to assert or enforce any claim which is served upon the indemnified party.  The indemnifying parties shall have the right to defend against any such claim with attorneys of their own selection at their cost and expense.  The indemnified party shall have the right to participate in such defense at its own cost and expense.  The indemnifying parties shall not make any settlement of any claim which settlement would adversely affect the rights of the indemnified party without the written consent of the indemnified party.

ARTICLE VIII
TERMINATION

           This Agreement may be terminated:  (a) by the mutual consent of Seller and Buyer; or (b) by Buyer by written notice to Seller, if the conditions set forth in Article VI hereof shall not have been complied with or performed at or prior to Closing and shall not have been waived; or (c) by Seller by written notice to Buyer if the conditions set forth in Article VI hereof shall not have been complied with or performed at or prior to Closing and shall not have been waived; or (d) by either Buyer or Seller if the Closing shall not have occurred by January 14, 2009; provided, however, that the party seeking to terminate this Agreement pursuant hereto may do so only if the failure to close shall not have resulted from the failure of such party to comply with any of the terms of this Agreement or from the inaccuracy of any representation or warranty of such party.

In the event of termination of this Agreement by either Seller or Buyer as provided in this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party to any other party under this Agreement for such termination.  However, nothing contained herein shall relieve any party from liability for any knowing or willful breach of this Agreement prior to such termination.

ARTICLE IX
GENERAL PROVISIONS

9.1 Knowledge Convention.  Whenever any statement herein or in any schedule, exhibit, certificate or other document delivered to any party pursuant to this Agreement is made “to the knowledge” of a party hereto or words of similar intent, such statement shall be deemed to be made to the best knowledge of the party and, to the extent applicable, its directors and management, and shall in all cases be deemed to include a representation that a reasonable investigation of the subject matter thereof has been conducted.

9.2 Reservation of Rights.  Neither a party’s representations and warranties contained in this Agreement nor the party’s indemnification obligations set forth in this Agreement shall be affected by (a) any due diligence or other investigation conducted by another party, or (b) any knowledge on the part of another party or its agents or representatives of any circumstances resulting from such investigation or otherwise, including without limitation knowledge that one or more of such party’s representations or warranties might be untrue when made or become untrue on or prior to the Closing.

9.3 Further Assurances.  Seller shall, at any time and from time to time at and after the Closing, upon request of Buyer and without additional consideration, take any and all steps reasonably necessary to place Buyer in possession and operating control of the Purchased Assets, and Seller will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be reasonably required for the more effective transferring and confirming to Buyer or for reducing to its possession, any or all of the Purchased Assets.

9.4 Notices, Etc.  All notices, consents, demands, requests or communications which are required or may be given hereunder shall be in writing and shall be deemed to have been duly given or made on the date of delivery, in the case of hand delivery, or three business days after deposit in the United States registered mail, postage prepaid, return receipt requested, or on the date of receipt if transmitted by facsimile transmission or sent by Federal Express or other reputable express delivery service, addressed in any case to

If to Seller, to:
VZ Wireless, LLC
311 Locust St.
Milwaukee, WI 53212
Fax:  (414) 372-1918
Attn: Dean Salem

With a copy to:
Yono & Associates, PLLC
7125 Orchard Lake Road
Suite 222
West Bloomfield, Michigan 48322
Fax:  248-626-9140
Attn: Francis F. Yono, Esq.

If to Buyer, to:
PQH Wireless, Inc.
10602 Ridgemont Circle
Omaha, Nebraska 68136
Fax:  (402) 733-8545
Attn:  John Quandahl

With a copy to:
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attn:  Paul D. Chestovich, Esq.
Fax:  (612) 642-8305

Or to such other person or persons at such address or addresses as may be designated by written notice hereunder.

9.5 Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement, and the parties shall use all reasonable efforts to amend this Agreement in order to effect the parties’ original intent with respect to such provision, to the extent practicable.

9.6 Amendments; Waivers, Etc.  This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Seller and Buyer, and referring specifically to the provision alleged to have been amended, modified or supplemented.  The conditions of this Agreement may be waived only in a writing signed by or on behalf of the parties waiving the condition, referring specifically to the provision alleged to have been waived.  No course of dealing between or among the parties shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement and a waiver of any provision by any party on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

9.7 Assignment.  This Agreement may not be assigned nor delegated in any manner by either party without the express written consent of the other party.  If assigned as permitted hereunder, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.8 Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Missouri without regard to its conflicts-of-law provisions.

9.9 Entire Agreement.  All of the exhibits and schedules referred to herein are hereby incorporated into this Agreement by reference, and this Agreement as so constituted embodies the entire agreement and understanding of the parties with respect to the subject matter hereof.  This Agreement supersedes all prior negotiations, discussions, communications, agreements and understandings, whether oral or written, relating to the subject matter of this Agreement.  This Agreement contains the final and entire agreement between the parties hereto and each shall not be bound by any terms, conditions, statements, warranties or representations, oral or written, not contained herein.   Except as expressly provided in this Agreement, no party shall rely on any representation or warranty with respect to the Purchased Assets or any other matter or transaction contemplated herein, except as set forth in this Agreement.

9.10 Construction. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority or by any board of arbitrators by reason of such party or its counsel having or being deemed to have structured or drafted such provision.  The headings and captions used in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized term used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meaning set forth in this Agreement.

9.11 Discretion.  Whenever a party may take action under this Agreement in his, her or its “sole discretion,” “sole and absolute discretion” or “discretion,” or under a grant of similar authority or latitude, such Person shall be entitled to consider any factors and interests as it desires, including its own interests.

9.12 Counterparts and Delivery of Signatures.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.  The parties hereby acknowledge and agree that for purposes of this Agreement and the Ancillary Documents, and all certificates, documents and other items to be delivered pursuant to the terms thereof, that facsimile signatures and other electronically delivered signatures shall be deemed acceptable to and binding upon each party hereto.

9.13 Expenses.  Unless otherwise stated in this Agreement, each Party shall bear its own costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transaction contemplated hereby, including, but not limited to, their respective lawyers, accountants, investment bankers and consultants.

9.14 No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied, shall give or be construed to give any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

In Witness Whereof, the parties have executed this Asset Purchase Agreement as of the date first above written.

SELLER:

VZ Wireless, LLC
A Wisconsin limited liability company

By:    /s/   Dean Salem
Name:     Dean Salem
Title:    Manager

   /s/  Dean Salem
Dean Salem

BUYER:

PQH WIRELESS, INC,
a Nebraska corporation

By:    /s/   John Quandahl
Name:    John Quandahl
Title:    President

Exhibit “A”

BILL OF SALE

KNOW ALL MEN BY THESE PRESENTS, by this Bill of Sale, made and entered into as of January 16, 2009, VZ Wireless (“Seller”), a Wisconsin limited liability company, for good and valuable consideration paid to such Seller this date by PQH Wireless, Inc., a Nebraska corporation (“Buyer”), receipt and sufficiency of which consideration is hereby acknowledged by Seller, pursuant to the terms and provisions of that certain Asset Purchase Agreement dated as of January 16, 2009, by and among Seller and Buyer, as amended and/or restated or further modified from time to time (the “Purchase Agreement”), do hereby bargain, grant, sell, convey, assign, transfer and deliver to Buyer and its successors and assigns all of Seller’s right, title and interest in and to the Purchased Assets (as defined in the Purchase Agreement).  Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

The Purchased Assets are hereby conveyed to Buyer, and its successors and assigns, TO HAVE AND TO HOLD, forever.

Seller and its respective successors and assigns, agree upon the written request of Buyer to execute, acknowledge, and deliver, or cause to be done, executed, acknowledged, and delivered, each and all of such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be required pursuant to the Purchase Agreement in order to assign, transfer, set over, convey, assure and confirm unto and vest in Buyer, its successors and assigns the Purchased Assets and title thereto and to put Buyer in possession and operating control of the Purchased Assets.  Buyer will acquire the sole and exclusive title to the Purchased Assets and all right, title and interest therein, and Seller will have no right, title, or interest in or to any such Purchased Assets, nor will Seller have any retaining possessory or other Lien thereon.

The scope, nature and extent of the Purchased Assets are expressly set forth in the Purchase Agreement.  Nothing herein contained will itself change, amend, extend or alter (nor should it be deemed or construed as changing, amending, extending or altering) the terms or conditions of the Purchase Agreement in any manner whatsoever.  This Bill of Sale does not create or establish rights, liabilities or obligations not otherwise created or existing under or pursuant to the Purchase Agreement.  Seller and Buyer acknowledge and agree that the representations, warranties, covenants, agreements and indemnities contained in the Purchase Agreement will not be superseded hereby, but will remain in full force and effect to the full extent provided therein.  In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms of this Bill of Sale, the terms of the Purchase Agreement will govern.

Nothing in this Bill of Sale, express or implied, is intended or shall be construed to confer upon or give to any person, firm or corporation, other than Buyer and its successors and assigns, any remedy or claim under or by reason of this Bill of Sale or any term, covenant or condition hereof, and all of the terms, covenants, conditions, promises and agreements in this Bill of Sale shall be for the sole and exclusive benefit of Buyer and its successors and assigns.

This Bill of Sale shall be binding on, and shall inure to the benefit of, the parties hereto and their respective legal representatives, successors and assigns.

This Bill of Sale may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

This Bill of Sale shall be governed by and construed, interpreted and enforced in accordance with the substantive laws of the State of Missouri without regard to its principles of conflicts of law.

IN WITNESS WHEREOF, the parties have executed this Bill of Sale as of the date first above written.

SELLER:
VZ Wireless, LLC
A Wisconsin limited liability company

By:          _____________________________
Dean Salem
Title:  Manager

BUYER:
PQH Wireless, Inc.
a Nebraska corporation

By:          _____________________________
Name:  John Quandahl
Title:  President

Schedule A.1
Leased Real Property Schedule

1.	4044 N. Grand Blvd., St. Louis, MO 63107

2.	6212 Dr. Martin Luther King Dr., Units D&E, Wellston, MO 63133

3.	4600 Chippewa, Suite Q, St. Louis, MO 63109

4.	3515 Hampton Ave., St. Louis, MO 63139

5.	9977 Lewis and Clark Boulevard, St. Louis, MO 63136

6.	7246 Natural Bridge, Normandy, MO 63121

7.	1268 Camp Jackson Road, Cahokia, IL 62206

8.	1568 Sirra Vista Plaza, St. Louis, Mo 63138

9.	25 W. 39th St., Kansas City, MO 64111

10.	7901 Troost Ave., Kansas City, MO 64111

11.	500 NW Englewood, Kansas City, MO 64118

12.	2035 Independence Center Drive, Independence, MO 64057

Schedule 1.1(h)
Assumed Contracts

Lease of 4044 N. Grand Blvd., St. Louis, MO 63107

Lease of 6212 Dr. Martin Luther King Dr., Units D&E, Wellston, MO 63133

Lease of 4600 Chippewa, Suite Q, St. Louis, MO 63109

Lease of 3515 Hampton Ave., St. Louis, MO 63139

Lease of 9977 Lewis and Clark Boulevard, St. Louis, MO 63136

Lease of 7246 Natural Bridge, Normandy, MO 63121

Lease of 1268 Camp Jackson Road, Cahokia, IL 62206

Lease of 1568 Sirra Vista Plaza, St. Louis, Mo 63138

Lease of 25 W. 39th St., Kansas City, MO 64111

Lease of 7901 Troost Ave., Kansas City, MO 64111

Lease of 500 NW Englewood, Kansas City, MO 64118

Lease of 2035 Independence Center Drive, Independence, MO 64057

Schedule 1.2
Excluded Assets

The books and records of VZ Wireless, LLC.
Any assets not located at the Premises.

Schedule 3.9
Litigation

None.

Schedule 3.11
Consents

1.	Seller needs the written consent of Cricket Communications, Inc. for the assignment of the dealer agreement.

2.	Seller needs the written consent of the Landlords to assign the various Leases to Buyer.